Filed by Great Western Bancorp Inc.
Commission File No. 001-36688
Filed Pursuant to Rule 425 under the Securities Act of 1933 and Deemed Filed Pursuant to Rule 14a-12 Under the Securities Exchange Act of 1934
Subject Company: HF Financial Corp.
Commission File No. 033-44383

Date: December 22, 2015

INTERNAL USE ONLY. DO NOT DISTRIBUTE EXTERNALLY.

Great Western Bank   HOME FEDERAL

GreatToKnow@GreatWestern Bank.com

Questions Submitted thru December 21, 2015

#	Date	Category	Question	Answer
1	12/4/2015	Employment	If a current position is not filled, When will you tell the employee(s), days, weeks or the day off?	At this point, staffing levels are still being reviewed and will be communicated as soon as possible. Each employee that will have a position with GWB will receive a letter stating the position and pay. These letters will be delivered once a position is confirmed. After January 1st, 2016, you will be able to start applying for GWB open positions. Qualified Home Federal employees will have priority placement for all open positions. Any employees hired through an open position will transition to GWB after the closing date. Severance packages will be offered if a position is eliminated.
2	12/4/2015	Benefits	If your position is not filled will PTO be paid out? Or will you lose it?	If your position doesn't continue with GWB, your PTO will be paid out according to Home Federal's PTO policy.
3	12/4/2015	Products/Services	Will any of the products & services offered by HFB be adopted by GWB? (Recently Home Federal updated their business DDA accounts & their online banking platform, just wondering if GWB will continue using these accounts/services)	TBD
4	12/4/2015	Products/Services	What products/services are offered by GWB that are not currently offered at HFB?	TBD
5	12/4/2015	Products/Services	What products/services are offered by HFB that are not currently offered at GWB?	TBD
6	12/4/2015	Employment	Do you know when we will be notified whether we will have a job or not?	Please see question 1
7	12/4/2015	Benefits	What is the insurance/benefits package of GWB?	Please see GWB Summary of Benefits
8	12/4/2015	Benefits	At what rate do employees of GWB accrue PTO?	Please see GWB Summary of Benefits
9	12/4/2015	Conversion	How will accounts be transitioned? I'm assuming we will need to use GWB routing number.	Great Western Bank will grandfather the Home Federal routing number giving customers the convenience of using their existing checks.
10	12/4/2015	Conversion	Will we be offering new checks to customers at some point?	Please see question 9
11	12/4/2015	Employment	Is my job secure?	Please see question 1
12	12/4/2015	Employment	If we get to keep our same position, does anything change with our pay?	GWB intends to bring retained employees over similar to their current compensation levels.
13	12/4/2015	Employment	Will we have to reapply for positions? If so, when will we be finding out what positions will be available/when we need to start applying for jobs?	There is no need to apply or submit a resume for GWB opening if you are provided a commitment letter stating your GWB position.
14	12/4/2015	Products/Services	Are we keeping our Q2 Online Banking platform?	TBD
15	12/4/2015	GWB	What is GWB's culture? Sales Culture?	**Mission:** Make Life Great by taking outstanding care of our customers and creating long-term relationships. **Vision:** To become one of the leading regional banks in the United States through a commitment to organic growth and acquisitions aligned to strategy. **Values:** Be authentic and respectful. Do the right thing. Drive performance and results. Put the customer first. Get the basics right. Empower locally, think globally.
16	12/4/2015	GWB	How do you create team member engagement?	Please see question 15
17	12/4/2015	GWB	Will we get to keep our Jeans Day for Charity program?	Sioux Falls does have a program to donate money to charities for Friday jeans days. Details to be released at a later date.
18	12/4/2015	Conversion	What teller system do you use?	GWB is on the Jack Henry platform
19	12/4/2015	Conversion	Will the ITM technology grow into GWB branches/markets?	TBD
20	12/4/2015	Conversion	What kinds of communications will be sent to customers? Do you have a copy of those communications?	GWB will be hosting a special website page to serve as a communication hub for customers. Links to that page will be provided on Home Federal's website.
21	12/4/2015	Conversion	We know that the merger is set to take place end of our quarter 2 of this fiscal year, but does this mean our name will be changed then too? Is there a time line of the merge?	Upon closing, Home Federal Bank will adopt the Great Western Bank name and the holding company will be Great Western Bancorp, Inc.
22	12/4/2015	Products/Services	Will we be acquiring GWB products or will those be changing at all?	TBD
23	12/4/2015	GWB	Would you be willing to provide a copy of your organizational chart?	Staffing levels and reporting structures are still being developed at this time.
24	12/4/2015	Other	Is Infinia Bank included in the merger?	Yes
25	12/4/2015	Employment	Should Home Federal employees start applying for job postings on GWB website or do we wait for further instructions on what will be available/offered to us?	Please see question 1
26	12/4/2015	Employment	Can you provide further information with an expected date and how that avenue will be available to HFB employees whose job are not expected to be retained.	Home Federal employees will be provided a link to the open positions with Great Western Bank. This link will only be available to Home Federal employees and not the general public. This will provide employees priorty placement for these positions.
27	12/4/2015	Employment	Are some people just going to be moved over to GWB or does everyone have to apply?	Home Federal Employees that are provided a commitment letter will be moved over to GWB and do not have to apply for a position.

INTERNAL USE ONLY. DO NOT DISTRIBUTE EXTERNALLY.

Great Western Bank HOME FEDERAL

GreatToKnow@GreatWestern Bank.com

Questions Submitted thru December 21, 2015

#	Date	Category	Question	Answer
28	12/4/2015	Products/Services	HFB just rolled out a new CC with 0.00% for 12mths. Do we keep selling HF CC? Will these CC's be converted or replaced by GWB CC?	TBD
29	12/4/2015	Conversion	Consumer loan centralization. HF Consumer lenders used to make the decision at the desk. After centralization the loan approval decision is now made by the centralization department. Will this change after the transition to GWB?	TBD
30	12/4/2015	Employment	What does the Branch Staff Model look like?	GWB intends to maintain similar staffing levels within the branches.
31	12/4/2015	Benefits	When will we have access to the Benefits Information: programs and costs?	Please see GWB Summary of Benefits
32	12/4/2015	GWB	Can we wear jeans on Friday and make a donation to the charity of the month? $3.00/Friday	Please see question 17
33	12/4/2015	GWB	Will we each be issued a GWB logo shirt?	TBD
34	12/4/2015	Employment	Will the branch hours change? If we are currently closed on Saturday, will we be open on Saturday?	TBD
35	12/4/2015	Benefits	What happens to my HF pension plan?	The Home Federal Pension is currently being assessed. It currently remains at its current state.
36	12/4/2015	Benefits	What happens to my 401K plan?	Retained employees will have the option to either roll over your 401K to Great Western's 401k or move to individual accounts.
37	12/4/2015	Other	Will we keep the Denny Sanford Premier Centre Box? We currently get access to presale codes for discounts on tickets will this continue as well?	TBD
38	12/4/2015	Benefits	What happens to my PTO Bank? How will this convert to GWB?	Any accrued and unused PTO balances from Home Federal will be transferred to GWB at the time of closing. Employees will then start accruing PTO based on GWB's PTO policy.
39	12/4/2015	Employment	What will my job title be?	TBD
40	12/4/2015	Conversion	How and when will all the branch signage be changed inside and outside of each location?	Signage will be changed around the time of conversion.
41	12/4/2015	Conversion	Will we still order money from Rochester Armored Car? Will RAC continue to service all ATM's on/off site? Will the RAC delivery of cash change from every other week to weekly?	TBD
42	12/4/2015	Conversion	Will all the ATMs remain active in current locations on/off site?	TBD
43	12/4/2015	Benefits	How does PTO work if I am full/part time? Our branch is only open for 8 hours and my current schedule is 7 hours/day; however, when I take a day of PTO am I charged with 8 hours?	Please see GWB Summary of Benefits
44	12/4/2015	Employment	Will my schedule change from 35-37 hours to 40 hours/week?	TBD
45	12/4/2015	Conversion	Will the bank routing number change?	Please see question 9
46	12/4/2015	Conversion	Will customers' account numbers change?	All checking/savings/CD account numbers will remain the same at this time. If any changes to the account numbers are required in the future, we will communicate these changes to affected customers well in advance of those changes.
47	12/4/2015	Conversion	Does HFB customers need to order new checks?	Please see question 9
48	12/4/2015	Conversion	HF Encore Account for Seniors-we have several additional benefits for our customers with this account. Will the additional benefits continue?...Trips, ice cream socials, etc...	TBD
49	12/4/2015	Conversion	HF Checking accounts with POINTS? Will these points be lost in the acquisition? Will the customers and employees need to use these points prior to conversion?	TBD
50	12/4/2015	Employment	FTE Status- Clarify the PT20, PT30, FT40 at GWB; How does my PT status change after conversion? Will I continue to have benefits? What benefits will I qualify for?	Please see GWB Summary of Benefits
51	12/4/2015	Conversion	When and how will the customers have access to acquisition information?	Please see question 20
52	12/4/2015	Employment	Who will be the Group President report to after the merger?	Please see question 23
53	12/4/2015	Employment	When will an organization staff chart be available?	Please see question 23
54	12/4/2015	GWB	How will the HF branch footprint effect the GWB Groups in SD currently established?	At closing, the combined entity is projected to have $11.3 billion in assets, $8.5 billion in loans, and $8.6 billion in deposits and will serve 127 communities in nine states.
55	12/4/2015	Employment	What branch will I be relocated to after my branch closes?	Please see question 1
56	12/4/2015	Conversion	When will the GWB staff be introduced to the ITM technology?	TBD
57	12/4/2015	Employment	Why have none of the "operations" people been told they will or will not have employment after (or before) April	Please see questions 1, 12, and 13
58	12/4/2015	Employment	I would like to know if I'm going to have a job... would I have to apply for the same type of job I'm doing now? Will I be asked to do another job within the bank, if so, will I have to apply for it? Who determines if I will even have a job?	Please see questions 1, 12, and 13
59	12/4/2015	Employment	Can your present staff support all of our Commercial and Ag credits, all of the Mortgage/Retail Business and Trust and Loan servicing of HFB and Great Western?	At this point, staffing levels are still being reviewed.
60	12/10/2015	Benefits	Is PTO needed for holidays the bank is closed?	No
61	12/10/2015	Benefits	Will our current PTO hours be paid out or transfer?	For retained employees, PTO balances will tranfers to GWB. For those employees receiving severance notifications, PTO will be paid out based on current Home Federal PTO policy.
62	12/10/2015	Benefits	Is there a maximum amount of hours that can be banked as available PTO-If we are given our entire balance Jan 1-what happens to the unused PTO from the following year?	GWB allows you to carryover 40 hours of PTO that must be used by March 31st. Any hours over 40 or unused carryover hours are put in a sick bank that can be used for FMLA.

# Date Category Question Answer INTERNAL USE ONLY.  DO NOT DISTRIBUTE EXTERNALLY. GreatToKnow@GreatWestern Bank.com  Questions Submitted thru December 21, 2015 63 12/15/2015 Benefits Could you explain the hours a part‐time 20 works and a part‐time 30 works? Please see GWB Summary of Benefits 64 12/17/2015 Conversion I was wondering about the function of our ITM's after close/conversion. Will you continue with this advanced technology? TBD 65 12/18/2015 Benefits Which Holidays does GWB observe? For 2016, GWB observes: New Years Day (Friday, Jan 1st), Martin Luther  King, Jr. Day (Monday, Jan 18th), Memorial Day (Monday, May 30th),  Independence Day (Monday, July 4th), Labor Day (Monday, Sept 5th),  Veterans Day (Friday, November 11th), Thanksgiving Day (Thursday,  November 24th) and Christmas Day (Monday, December 26th) 66 12/18/2015 Employment Will GWB be reviewing the hours of the branches for possible changes? TBD 67 12/21/2015 Employment Will all HFB employees be advised by January 1, 2016 if their position is being retained or not? Please see question 1 68 12/21/2015 Other What is GWB's dress code like? Suits only? Or a typical professional dress code? The front line has a professional dress code and Business Casual Fridays.

Employment  Classification 0‐2 Years of  Service 3‐9 Years of  Service 10‐24 Years  of Service 25 and above  Years of Service FT 20 Days 25 Days 30 Days 35 Days (40  hours/week) 160 Hours 200 Hours 240 Hours 280 Hours PT30  15 Days 19 Days 23 Days 26 Days (30‐39  hours/week) 120 Hours 152 Hours 184 Hours 208 Hours PT20  10 Days 13 Days 15 Days 18 Days (20‐29  hours/week) 80 Hours 104 Hours 120 Hours 144 Hours PT19 (less than  19 hours/week) 0 Days 0 Days 0 Days 0 Days PTO Calculation